Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On September 17, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

At NuCube Energy, we are helping bring advanced nuclear technology from development toward real-world deployment.

Interesting Engineering highlighted Idaho State University’s selection as the site of the first U.S. university-hosted advanced microreactor, featuring our simple heat pipe reactor technology and its potential to deliver high-temperature industrial heat.

Read the full story: <Link to news article>

NuCube X Post:

In a new feature, @IntEngineering highlighted our role in the first U.S. university-hosted advanced microreactor at @IdahoStateU, showcasing the potential of our simple heat pipe reactor technology for industrial heat.

Read more: <Link to news article>